March 14, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account I
File Nos.  333-70384 and 811-08401

Dear Commissioners:

This filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, April 13, 2012, for Post-Effective Amendment No. 59.  We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3872.  Thank you.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel